John
Keells
Group

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Three months ended 30th June 2005

CHAIRMAN'S MESSAGE

The Group Profit Before Taxation for the first quarter at Rs 603 million was below that of the previous year of Rs 759 million by 21 per cent mainly as a result of the lower than previous year performance of the tsunami affected Leisure Group. Following the tsunami in December 2004 and a tsunami warning in March 2005, arrivals in the Leisure sector during the first quarter were significantly lower than in the same period last year. However, Food and Beverage, Financial Services and Transportation performed better than last year. Group Revenue grew by 6 per cent from Rs 6.0 billion to Rs 6.4 billion and the Profit Attributable to the Group at Rs 388 million was 27 per cent below the Rs 528 million recorded in the corresponding quarter of the previous year. This decline was a result of the lower Profit Before Tax and an increase in effective taxation from 16.8 per cent in the first quarter 2004/2005 to 26.7 per cent in the same period this year as a result of the change in accounting treatment of tax on dividends received in the consolidated accounts and the disallowing of specified expenditure in tax computations because of changes to tax legislation.

The Company Profit Before Taxation at Rs 280 million was 36 per cent above the Rs 206 million recorded for the corresponding period in the previous year.

Food and Beverage, now restructured and equipped with a new set of strategic tools witnessed a significant turnaround in profitability with both Manufacturing and Retailing segments performing better than the corresponding quarter in FY2004/05. Our Carbonated Soft Drinks, Frozen Desserts and Meat Products improved in year on year profitability because of the availability of an improved range of products, increased productivity and a more focused operating model. The Supermarket Business also performed above expectations due to the increased customer count and basket sizes.

Transportation continued its steady performance, recording a 30 per cent growth in Profit Before Tax compared to the first quarter of last year.

Leisure, albeit bettering the planned first quarter profit expectations, registered a decline in Profit Before Tax from the previous year. The tsunami damaged Hakuraa, in the Maldives, was closed for repairs and refurbishment during the quarter and Beach Hotel Bayroo remained closed pending instructions from the Government on coastal construction. Significantly lower leisure arrivals resulted in the Destination Management companies showing a marked decline in profits from that achieved in the corresponding quarter of the previous year. The City Hotels, however, recorded healthy profits, offsetting to a degree the lower profits from the rest of the sector.

Financial Services experienced steady growth with positive contributions from all our businesses. Mercantile Leasing Limited added to the sector earnings as compared to the previous year. The opportunities for cross selling and maximization of sector synergies are being vigorously evaluated with a view to consolidating and reaping the full potential of the sector's constituent companies.

CHAIRMAN'S MESSAGE (Contd.)

Information Technology, although performing above plan, experienced a decline in profits from the corresponding quarter of 2004/2005 due to below previous year performances by Systems Integration and Software Operations.

Plantations recorded a drop in profitability as a result of lower tea prices.

Property Development profitability in the quarter was lower than the previous year due to the lesser availability of apartments for sale at "Crescat Residencies". The construction of Monarch is progressing as scheduled.

Despite its subdued performance in the first quarter, we continue to be bullish with regards to the future prospects of Leisure, and indeed the Group. We hope that the tourism authorities will send out the right signals and create the levels of comfort that tourists look for and that the politicians and lawmakers will work towards common goals, which are in the best interest of the nation and her citizens. The numerous initiatives undertaken over the past two years towards augmenting the Group's internal supports and efficiencies, including the SAP based ERP, Risk Management, Group Sourcing, Operating Model and HR Initiatives have been completed or are nearing completion / implementation and have yielded and/or are yielding positive results. Our internationalization effort has intensified, and opportunities in the region, and outside the region, have been identified and are being evaluated. We believe that internationalization will provide JKH a wider market for its products and services and thereby allow it to enjoy economies of scale that are not possible in Sri Lanka. We opine that internationalization will provide Sri Lanka, as it did for countries such as South Korea and Japan, access to advanced technology, inputs and knowledge transfer and indeed the opportunity to serve sophisticated buyers and customers, which experience the Group could transfer in serving the domestic markets on an incrementally improving basis. We are hopeful that we will receive the necessary support from the Government in executing this internationalization strategy. We have also commenced a repositioning strategy exercise on the Group's Hotels as a first step in our expansion and internationalization of the Hotels Sector.

While our portfolio continues to be reviewed and evaluated on an ongoing basis and we continue to scan the environment for new businesses that meet our investment benchmarks, we firmly believe that we are now organized to respond to most challenges and opportunities. The need for the Government to create an enabling environment for business has never been greater. In this light, we remain confident that the Group would continue to deliver superior value to its Stakeholders.

V. Lintotawela
Chairman

20th July 2005

Provisional Financial Statements

CONSOLIDATED INCOME STATEMENT

For the three months ended 30th June	2005	2004	Change %	Year Ended 31.03.2005
Revenue	6,358,683	6,011,706	6	23,646,109
Cost of Sales	(4,637,574)	(4,221,192)	10	(16,469,997)
Gross Profit	1,721,109	1,790,514	-4	7,176,112
Other Operating Income	59,058	146,249	-60	377,223
	1,780,167	1,936,763	-8	7,553,335
Administrative Expenses	(807,383)	(1,024,887)	-21	(3,209,998)
Distribution Expenses	(306,336)	(101,439)	202	(974,973)
Other Operating Expenses	(190,563)	(179,875)	6	(643,285)
Profit from Operating Activities	475,885	630,562	-25	2,725,079
Finance Expenses	(130,077)	(74,249)	75	(406,900)
Share of Associate Company Profits	257,462	202,551	27	832,856
Profit before Taxation	603,270	758,864	-21	3,151,035
Income Tax Expense	(160,772)	(127,621)	26	(645,517)
Profit after Taxation	442,498	631,243	-30	2,505,518
Minority Interest	(54,879)	(103,143)	-47	(413,692)
Profit Attributable to the Group from Ordinary Activities	387,619	528,100	-27	2,091,826
Extra - Ordinary Item	-	-	N/A	185,427
Profit Attributable to the Group	387,619	528,100	-27	2,277,253

	Rs.	Rs.	Rs.
Earnings per share for the period - Basic/Diluted	0.97	1.33	5.73
Dividends per share - Gross/Effective	1.00	1.50	3.00

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

Provisional Financial Statements

CONSOLIDATED BALANCE SHEET

As at 30th June	2005	2004	As at 31.03.2005
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	20,421,460	18,838,580	20,017,707
Intangible Assets	917,848	725,718	939,750
Investments in Subsidiaries	5,565	5,665	5,565
Investments in Associates	2,886,099	2,336,176	2,626,499
Other Investments	142,805	146,357	142,795
Investment Properties	581,172	65,802	334,509
Other Non-Current Assets	2,231,736	567,544	2,044,414
	27,186,685	22,685,842	26,111,239
Current Assets			
Inventories	1,928,622	1,618,403	1,642,760
Trade & Other Receivables	6,080,206	4,150,251	6,428,555
Short Term Investments	2,749,096	2,448,286	3,030,419
Cash in Hand and at Bank	1,752,638	1,524,346	2,486,878
	12,510,562	9,741,286	13,588,612
Total Assets	39,697,247	32,427,128	39,699,851
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	3,982,105	3,302,936	3,316,333
Capital Reserves	7,258,655	7,651,807	7,894,284
Revenue Reserves	7,606,720	6,414,343	7,605,189
Total Equity	18,847,480	17,369,086	18,815,806
Minority Interest	3,690,358	4,955,132	3,715,890
Non-Current Liabilities			
Negative Goodwill	1,299,604	1,293,131	1,319,754
Non-Interest Bearing Borrowings	15,000	25,000	15,000
Interest Bearing Borrowings	2,786,243	1,584,009	2,786,288
Deferred Tax Liabilities	251,646	348,114	274,736
Retirement Benefit Obligation	765,837	654,093	752,670
Other Deferred Liabilities	114,553	99,495	112,413
	5,232,883	4,003,842	5,260,861
Current Liabilities			
Trade & Other Payables	5,207,782	3,189,103	5,245,119
Provisions	2,832	8,391	2,292
Dividends Payable	398,028	445,784	-
Income Tax Liabilities	338,071	98,409	356,513
Short Term Borrowings	3,916,980	882,565	3,608,256
Current Portion of Non-Interest Bearing Borrowings	*20,000*	*10,000*	*20,000*
Current Portion of Interest Bearing Borrowings	513,057	391,692	655,012
Bank Overdrafts	1,529,776	1,073,124	2,020,102
	11,926,526	6,099,068	11,907,294
Total Equity & Liabilities	39,697,247	32,427,128	39,699,851
	Rs.	Rs.	Rs.
Net Assets per Share	47.33	52.59	56.74

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

20 July 2005

CONSOLIDATED CASH FLOW STATEMENT

For the three month ended 30th June	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	603,270	758,864
Adjustments for :		
Interest Received	(38,220)	(22,911)
Finance Expenses	130,077	74,294
Dividends Received	694	-
Share of Associate Company Profits	(257,462)	(202,551)
Transfer from Investment Properties	20,172	34,670
Depreciation	323,696	291,427
(Profit)/Loss on Sale of Property, Plant & Equipment	11,045	(11,266)
Profit on Sale of Shares	-	(14,239)
Goodwill on Consolidation (Net)	(949)	(4,211)
Retiring Gratuity (Net of Payments)	13,167	20,025
Amortisation of Other Deferred Liabilities	(4,683)	(3,845)
Intangible Assets & Non-Current Assets (Net)	(187,008)	28,293
Operating Profit before Working Capital Changes	613,799	948,550
(Increase)/Decrease in Inventories	(285,862)	(141,898)
(Increase)/Decrease in Receivables & Prepayments	348,349	476,958
Increase/(Decrease) in Creditors & Accruals	(36,797)	(429,417)
Increase/(Decrease) in Short Term Borrowings	308,724	(72,567)
Cash Generated from Operations	948,213	781,626
Interest Received	38,220	22,911
Finance Expenses Paid	(130,077)	(74,294)
Dividends Received	-	9,563
Income Tax Paid	(194,585)	(163,355)
Net Cash Flow from Operating Activities	661,771	576,451
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(1,085,714)	(318,110)
Purchase of Investments	(10)	(15,750)
Acquisition of Interest in Subsidiaries	-	(18,514)
Proceeds from Sale of Property, Plant & Equipment	77,234	24,032
Proceeds from Sale of Other Investments	-	155
Grants Received for Investing Activities	6,823	-
Net Cash Flow Used in Investing Activities	(1,001,667)	(328,187)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Issuance of Shares - Company	14,768	12,106
Minority Interest	(58,109)	(63,288)
Proceeds from Interest Bearing Borrowings	40,643	89,467
Repayment of Interest Bearing Borrowings	(182,643)	(76,927)
Net Cash Flow Used In Financing Activities	(185,341)	(38,642)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	(525,237)	209,622
CASH & CASH EQUIVALENTS AT THE BEGINNING (After Adjustments)	3,497,195	2,689,886
CASH & CASH EQUIVALENTS AT THE END	2,971,958	2,899,508
CASH & CASH EQUIVALENTS		
Short Term Investments	2,749,096	2,448,286
Cash in Hand	1,752,638	1,524,346
Bank Overdrafts	(1,529,776)	(1,073,124)
Cash & Cash Equivalents	2,971,958	2,899,508

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

COMPANY INCOME STATEMENT

For the three months ended 30th June	2005	2004	Change %	As at 31.3.2005
Revenue	132,698	101,477	31	444,519
Cost of Sales	(55,661)	(36,307)	53	(155,054)
Gross Profit	77,037	65,170	18	289,465
Dividend Income	419,476	258,133	63	1,445,323
Other Operating Income	5,103	13,606	-62	13,102
	501,616	336,909	49	1,747,890
Administrative Expenses	(130,128)	(83,334)	56	(354,839)
Other Operating Expenses	(5,923)	(5,493)	8	(27,603)
Profit from Operating Activities	365,565	248,082	47	1,365,448
Provision for Fall in Value of Investments	(13,020)	(15,226)	-14	(78,904)
Finance Expenses	(72,353)	(27,087)	167	(204,258)
Profit on Restructuring	-	-	-	1,533,201
Profit before Taxation	280,192	205,769	36	2,615,487
Income Tax Expense	(2,810)	(3,859)	-27	(23,335)
Profit after Taxation	277,382	201,910	37	2,592,152

	Rs.	Rs.		Rs.
Earnings per share for the period - Basic/Diluted	0.70	0.51		6.52
Dividends per share - Gross/Effective	1.00	1.50		3.00

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th June	2005	2004	As at 31.03.2005
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	748,155	606,974	748,414
Investments in Subsidiaries & Joint Ventures	13,127,121	9,338,226	13,155,862
Investments in Associates	1,437,722	1,437,722	1,437,722
Other Investments	94,507	94,507	94,507
Other Non-Current Assets	90,613	106,786	92,601
	15,498,118	11,584,215	15,529,106
Current Assets			
Inventories	944	398	917
Trade & Other Receivables	458,443	678,706	567,497
Short Term Loans Given to Related Parties	263,876	306,780	262,005
Short Term Investments	3,000	274,380	12,500
Cash in Hand and at Bank	78,672	5,425	119,352
	804,935	1,265,689	962,271
Total Assets	16,303,053	12,849,904	16,491,377
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	3,982,105	3,302,936	3,316,333
Capital Reserves	5,412,332	5,998,204	6,063,336
Revenue Reserves	3,194,322	1,776,497	3,194,322
Retained Earnings	469,862	247,560	590,508
Total Equity	13,058,621	11,325,197	13,164,499
Non-Current Liabilities			
Interest Bearing Borrowings	682,433	697,624	764,974
Retirement Benefit Obligation	73,010	60,856	68,477
	755,443	758,480	833,451
Current Liabilities			
Trade & Other Payables	172,148	127,009	80,130
Amounts due to Related Parties	35,700	-	28,700
Dividend Payable	398,028	445,784	-
Income Tax Liabilities	11,684	-	11,684
Short Term Borrowings	1,677,200	-	1,632,400
Current Portion of Interest Bearing Borrowings	165,234	179,158	165,157
Bank Overdrafts	28,995	14,276	575,356
	2,488,989	766,227	2,493,427
Total Equity & Liabilities	16,303,053	12,849,904	16,491,377
	Rs.	Rs.	Rs.
Net Assets per share	32.79	34.29	39.70

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

20 July 2005

Provisional Financial Statements

COMPANY CASH FLOW STATEMENT

For the three months ended 30th June	2005	2004
CASH FLOWS FROM/ (USED IN) OPERATING ACTIVITIES		
Net Profit before Taxation	**280,192**	205,769
Adjustments for :		
Finance Expenses	**72,353**	27,087
Depreciation	**23,985**	5,721
Profit on Sale of Shares	**(3,993)**	(8,481)
Provision for Fall in Value of Investments	**13,020**	15,226
Bad Debts	**1,988**	4,478
Retiring Gratuity (Net of Payments)	**4,533**	1,835
Operating Profit before Working Capital Changes	**392,078**	251,635
(Increase)/Decrease in Receivables & Prepayments	**107,157**	(152,097)
Increase/(Decrease) in Creditors & Accruals	**102,019**	(96,548)
Increase/(Decrease) in Short Term Borrowings	**44,800**	-
Cash Generated from Operations	**646,054**	2,990
Finance Expenses Paid	**(72,353)**	(27,087)
Income Tax Paid	**(2,810)**	-
Net Cash Flow from / (used in) Operating Activities	**570,891**	(24,097)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	**(23,726)**	(53,132)
Purchase of Investments	**-**	(18,514)
Proceeds from Sale of Investments	**19,713**	155
Net Cash Flow Used in Investing Activities	**(4,013)**	(71,491)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Issuance of Shares	**14,768**	12,106
Long Term Borrowings - Related Parties	**-**	14,059
Repayment of Interest Bearing Borrowings	**(82,465)**	(32,469)
Net Cash Flow Used In Financing Activities	**(67,697)**	(6,304)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	**499,181**	(101,892)
CASH & CASH EQUIVALENTS AT THE BEGINNING	**(446,504)**	367,421
CASH & CASH EQUIVALENTS AT THE END	**52,677**	265,529
CASH & CASH EQUIVALENTS		
Short Term Investments	**3,000**	274,380
Cash in Hand	**78,672**	5,425
Bank Overdrafts	**(28,995)**	(14,276)
Cash & Cash Equivalents	**52,677**	265,529

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY

Group

As at 30th June	2005	2004
Balance as at 31st March	18,815,806	17,227,622
Adjustment on account of changes in holdings	12,552	1,303
	18,828,358	17,228,925
Share Options exercised during the period	2,392	1,927
Premium on Issue of Shares during the period	12,377	10,179
	18,843,127	17,241,031
Gain/Loss not recognised in the Income Statement		
- Currency Translation Reserve	14,762	45,739
Net Profit for the period	387,619	528,100
Final Dividend - 2004/2005	(398,028)	(445,784)
Balance as at 30th June	18,847,480	17,369,086

Company

As at 30th June	2005	2004
Balance as at 31st March	13,164,499	11,556,965
Share Options exercised during the period	2,392	1,927
Premium on Issue of Shares during the period	12,376	10,179
	13,179,267	11,569,071
Net Profit for the period	277,382	201,910
Final Dividend - 2004/2005	(398,028)	(445,784)
Balance as at 30th June	13,058,621	11,325,197

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

20 July 2005

Provisional Financial Statements

SEGMENT INFORMATION

For the Three months ended 30th June	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Financial Services		Property Development		Other		Group Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
In Rs. '000s																		
Total Sales	2,017,913	2,921,964	2,276,598	1,702,827	877,742	768,222	1,029,149	1,284,102	440,584	325,274	1,126,902	385,768	120,574	140,569	152,503	134,290	8,041,965	7,663,016
Inter Segment Sales	(46,016)	(7,332)	-	(10,258)	(11,282)	(25,089)	(71,413)	(29,517)	(1,697)	(24,091)	-	-	-	(3,368)	(989)	(96,862)	(131,397)	(196,517)
Intra Segment Sales	(8,891)	(691,294)	(10,744)	(87)	(13,622)	-	(13,133)	(35,052)	(32,415)	(2,491)	-	-	(2,332)	-	(130,687)	(549)	(211,824)	(729,473)
Segment Revenue	1,963,006	2,223,338	2,265,854	1,692,482	852,838	743,133	944,603	1,219,533	406,472	298,692	1,126,902	385,768	118,242	137,201	20,827	36,879	7,698,744	6,737,026
Share of Associate Company turnover																	(1,340,061)	(725,320)
Revenue																	6,358,683	6,011,706
Segment Operating Profits	102,096	56,776	540,991	419,265	29,754	79,127	(31,468)	89,579	(1,579)	455	79,927	43,548	11,591	30,226	(57,023)	(32,112)	674,289	686,864
Other Operating Income	4,809	3,263	19,954	12,736	27,175	12,012	(2,367)	47,907	3,404	9,098	4,510	4,122	19,504	26,361	(17,931)	30,750	59,058	146,249
Finance Expenses	(23,553)	(17,979)	(96)	(31)	(36,764)	(31,139)	(4,279)	(1,560)	(69)	160	(34)	56	708	93	(65,990)	(23,849)	(130,077)	(74,249)
Profit before Taxation	83,352	42,060	560,849	431,970	20,165	60,000	(38,114)	135,926	1,756	9,713	84,403	47,726	31,803	56,680	(140,944)	(25,211)	603,270	758,864
Income Tax Expense	(43,189)	(23,710)	(42,510)	(30,075)	924	(17,107)	(6,028)	(16,189)	(5,478)	(2,659)	(16,109)	(10,406)	(5,171)	(5,152)	(43,211)	(22,323)	(160,772)	(127,621)
Profit after Taxation	40,163	18,350	518,339	401,895	21,089	42,893	(44,142)	119,737	(3,722)	7,054	68,294	37,320	26,632	51,528	(184,155)	(47,534)	442,498	631,243

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the three month ended 30th June

1. Market Price per share

		2005 Rs.	Company	2004 Rs.
Market Price	- Highest (for the period)	**165.00**		113.00
Market Price	- Lowest (for the period)	**122.50**		95.00
Market Price	- Last Traded (for the period)	**129.00**		107.50

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2005 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. The Company granted a bonus issue of 1 ordinary share for every 5 existing ordinary shares on 03 June 2005. A final dividend of 10% was paid on the increased post-scrip issued capital on 01 July 2005.

5. The Group divested 9.97% of its equity investment in Jaykay Marketing Services (Pvt) Limited to Ceylon Cold Stores Limited on 4th May 2005.

6. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr V Lintotawela - Chairman
Mr S C Ratnayake - Deputy Chairman/
Joint Managing Director
Mr A D Gunewardene - Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Audit Committee
Mr N C Vitarana - Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan - Chairman
Mr E F G Amerasinghe
Mr V Lintotawela
Mr N C Vitarana
Mr T Das

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Merchant Bank of Sri Lanka
Nations Trust Bank
National Development Bank
NDB Bank
Pan Asia Bank
People's Bank
People's Merchant Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank
Union Bank of Colombo

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephon : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com